The following appeared on the ralliBox website (http://rallibox.com/5-reasons-rallibox-is-thetool-you-didnt-know-you-needed/).


3. YOU WILL BE ABLE TO BUY STOCK IN RALLIBOX VERY SOON NOW FOR RELATIVELY CHEAP

A+

Image from www.davidfeldmanblog.com

ralliBox will be starting a regulation A+ equity offering very soon. This is based on a huge new law change that allows individuals to support and get involved in startups more - you can buy stock in this new start up which is clearly on the track to highly profitable success! Read more about this on the SEC website here.

The same information was also posted on the website: **http://www.buzzfeed.com/doombunny/5-reasons-rallibox-is-the-tool-you-didnt-know-you-1od8h**
The hyperlink in the foregoing image links to:
http://www.sec.gov/news/pressrelease/2015-49.html All other “Testing the Waters” activities have consisted of verbal conversations with friends and family.